SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              GOLDSTATE CORPORATION
                                (Name of Issuer)

                        Common Stock -- par value $0.0003
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   0000000000
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1      NAME OF REPORTING PERSON:           No. 50 Corporate Ventures Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       DEBT SETTLEMENT
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                              [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Columbia, Canada
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                           7      SOLE VOTING POWER
                                  1,491,200 Shares of Common Stock
    NUMBER OF SHARES       -----------------------------------------------------
      BENEFICIALLY         8      SHARED VOTING POWER
        OWNED BY                  0
     EACH REPORTING        -----------------------------------------------------
         PERSON            9      SOLE DISPOSITIVE POWER
          WITH                    1,491,200
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,991,200 Shares of Common Stock *The reporting person previously reported beneficial ownership of 7,412,000 shares of common stock which was reduced to 741,200 shares of common stock based upon a a reverse stock split of ten-to-one effective February 13, 2001.
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.8%
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14      TYPE OF REPORTING PERSON
        CO
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of No. 50 Corporate Ventures Ltd. ("No. 50") and its sole shareholder, John Kenneth ("Kenneth") as the reporting persons hereunder, relative to the acquisition by No. 50 of certain shares of common stock issued by Goldstate Corporation. No. 50 and Kenneth have made a previous filing on Schedule 13D reflecting its initial acquisition.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.0003 par value, of Goldstate Corporation ("GDSA"). GDSA maintains its principal executive offices at 3305 Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by No. 50 Corporate Ventures Ltd., a corporation organized under the laws of British Columbia, Canada, and its sole shareholder, John Kenneth. The principal business and principal offices of No. 50 and Kenneth are 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of No. 50 and the person controlling No. 50 (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

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    Name               Position with                  Business Address
                        No. 50
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John Kenneth           Director/President and         1250 West Hastings
                       Secretary                      Vancouver, B.C. V6E 2M4
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     John Kenneth is the sole shareholder and controlling person of No. 50. Kenneth has the sole right to control the disposition of and vote the GDSA securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the execution of a Settlement Agreement between GDSA and No. 50 dated May 18, 2001 (the "Settlement Agreement"), 750,000 shares of restricted common stock of GDSA were issued to No. 50. The consideration exchanged for the securities of GDSA was the release and satisfaction by No. 50 of a debt owed by GDSA in the principal amount of $15,000.000. A copy of the Settlement Agreement between GDSA and No. 50 is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by GDSA to No. 50 and for the purpose of settling and releasing Tarmac from its contractual obligation with No. 50 by the assignment of shares of common stock of GDSA as follows:

(i) GDSA had incurred debt inclusive of accrued interest in the aggregate amount of $15,000.00 with No. 50 for either past financial, administrative and managerial services performed by No. 50 and/or prior advances made by No. 50 to GDSA.

(ii) GDSA entered into the settlement agreement with No. 50 dated May 18, 2001 (the "Settlement Agreement") whereby No. 50 agreed to settle the debt owed to it by GDSA and accept the issuance of 750,000 shares of restricted common stock of GDSA at the rate of $0.02 per share as settlement for all interest and principle due and outstanding to No. 50 as of the date of the Settlement Agreement.

(iii) GDSA desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that GDSA could proceed with other financings, and is not in a financial position to be able to pay cash to No. 50 for satisfaction of such debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, No. 50 has plans as follows:

(a) As set forth in Item 3 of this Schedule, No. 50 has acquired 1,491,200 shares of restricted common stock of GDSA. As set forth in Item 2 of this Schedule, John Kenneth is the sole shareholder of No. 50. No. 50 and Kenneth may consider the acquisition of additional securities of GDSA, the issuer, but have no present plans or proposals to do so.

(b) No. 50 and Kenneth have no present plans or proposals to cause a merger or effect a liquidation or reorganization of GDSA or to enter into extraordinary corporate transactions.

(c) No. 50 and Kenneth have no present plans or proposals to cause a sale or transfer of a material amount of assets of GDSA.

(d) No. 50 and Kenneth, on behalf of No. 50, plan to exercise the voting rights associated with ownership of shares of common stock of GDSA.

(e) No. 50 and Kenneth have no present plans or proposals to cause a material change in the capitalization of GDSA.

(f) No. 50 and Kenneth have no present plans or proposals to make any other material change to the business or corporate structure of GDSA.

(g) No. 50 and Kenneth have no present plans or proposals to change GDSA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of GDSA by any person.

(h) No. 50 and Kenneth have no present plans or proposals to cause GDSA's common stock from not being quoted on the OTC Bulletin Board.

(i) No. 50 and Kenneth have no present plans or proposal relating to a class of securities of GDSA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Neither No. 50 nor Kenneth have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on May 18, 2001, No. 50 beneficially owned 1,491,200 shares (or approximately 13.8% of the outstanding shares) of GDSA's common stock as follows:

     Holder                          Number of Shares
     ------                          ----------------

     No. 50 Corporate Ventures Ltd.      741,200
     No. 50 Corporate Ventures Ltd.      750,000

     Total                             1,491,200

(b) No Instruction C Person owns any other common or preferred shares of GDSA. No. 50 and Kenneth, on behalf of No. 50, have sole power to vote or to direct the voting of the 1,491,200 common shares of GDSA held by No. 50.

(c) As of May 18, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving GDSA equity securities had been engaged in by No. 50 or Kenneth, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

(d) To the best knowledge and belief of the undersigned, no person other than No. 50 and Kenneth has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated May 18, 2001 between Goldstate Corporation and No. 50 Corporate Ventures Ltd.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      No. 50 Corporate Ventures Ltd.

Date: May 18, 2001                    By: /s/ John Kenneth
-------------------                   --------------------
                                      John Kenneth
                                      President